Philips notifies the Netherlands Authority for the Financial Markets of holding 5.00 % of its own shares

February 11, 2013

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHIA) announced today that it has notified the Netherlands Authority for the Financial Markets (AFM) that it currently holds 5.00 percent of its own shares. This holding of Philips consists of shares that have been acquired for cancellation purposes under Philips’ current EUR 2 billion share repurchase program and shares that are held to cover for obligations resulting from Philips’ existing long-term incentive and employee stock purchase programs.

For further information, please contact:

Steve Klink Philips Corporate Communications Tel: +31 61088 8824

Email: steve.klink@philips.com

About Royal Philips Electronics

Royal Philips Electronics (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2012 sales of EUR 24.8 billion and employs approximately 118,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming, home and portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.